Forward Funds

File Nos. 033-48940/811-06722

Form N-1A Post Effective Amendment No. 50

Forward Funds

433 California Street, 11th Floor

San Francisco, CA 94104

October 17, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington D.C. 20549

RE:	Forward Funds
File Nos. 033-48940/811-06722
Form N-1A Post Effective Amendment No. 50

Dear Sir or Madam,

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Registrant”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 50 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 50 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended.

PEA 50 is being filed pursuant to Rule 485(a)(2) under the 1933 Act, and it is proposed that the Amendment will become effective 75 days after the date of filing. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of PEA 50 for the purposes of filing required exhibits and completing certain registration statement disclosures.

Please contact me at (415) 869-6340 with any questions or comments.

Sincerely,

/s/ Judith M. Rosenberg
Judith M. Rosenberg
Chief Compliance Officer and Chief Legal Officer

cc:	Mary Curran, Secretary, Forward Funds
Douglas Dick, Dechert LLP

Attachment